(A) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $6.9 million, $889,000, and $6.8 million for the twelve months ended December 31, 2013, 2012 and 2011, respectively. Our net loss to common stockholders includes the effect of a one-time deemed non-cash dividend of approximately $7.0 million related to a beneficial conversion feature within our Series B Preferred Stock, all of which was converted to Common Stock on May 16, 2013. Combined fixed charges and preferred dividends for the twelve months ended December 31, 2013 do not reflect the deemed non-cash dividend. Since we commenced revenue-generating operations in April 2011, the ratio of earnings to combined fixed charges and preferred stock dividends is not a meaningful measure for any period prior to 2011.